SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 7

                                 SYSTEMIX, INC.
                     --------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   871872 10 7
                      (CUSIP Number of Class of Securities)

                             Robert L. Thompson, Jr.
                       Vice President and General Counsel
                               Sandoz Corporation
                                608 Fifth Avenue
                            New York, New York 10020
                            Telephone: (212) 830-2413
                     --------------------------------------
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                                    Copy to:
                             David W. Heleniak, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                                  May 23, 1996
                     --------------------------------------
             (Date of Event which Requires Filing of this Statement)

================================================================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with this statement.  |_|

                               Page 1 of 20 Pages

CUSIP No. 871872 10 7

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

            SANDOZ BIOTECH HOLDINGS CORPORATION
- --------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a member of a Group


    (a)       |_|
            --------------------------------------------------------------------

    (b)       |X|
            --------------------------------------------------------------------




(3)      SEC Use Only
                     -----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds                    AF
                        --------------------------------------------------------
         -----------------------------------------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e).  |_|
                                       -----------------------------------------

(6)      Citizenship or Place of Organization        Delaware
                                             -----------------------------------
         -----------------------------------------------------------------------

- ---------------
                       (7)    Sole Voting Power
  Number of                                    ---------------------------------
    Shares
 Beneficially          (8)    Shared Voting Power                 11,977,699
  Owned by                                       -------------------------------
    Each
  Reporting            (9)    Sole Dispositive Power
   Person                                           ----------------------------
    With
                       (10)   Shared Dispositive Power            11,977,699
- ---------------                                        -------------------------


(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person                                          11,977,699
                                                    ----------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   |_|


(13)     Percent of Class Represented by Amount in Row (11)
                                            76%
         -----------------------------------------------------------------------
(14)     Type of Reporting Person                    CO
                                 -----------------------------------------------

                               Page 2 of 20 Pages

CUSIP No. 871872 10 7

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

            SANDOZ LTD.
          ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a member of a Group


    (a)       |_|
            --------------------------------------------------------------------
    (b)       |X|
            --------------------------------------------------------------------


(3)      SEC Use Only
                     -----------------------------------------------------------

(4)      Source of Funds                    WC
                        --------------------------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e).  |_|
                                       -----------------------------------------

(6)      Citizenship or Place of Organization        Switzerland
                                             -----------------------------------

- ---------------
                       (7)    Sole Voting Power
  Number of                                    ---------------------------------
    Shares
 Beneficially          (8)    Shared Voting Power                 11,977,699
  Owned by                                       -------------------------------
    Each
  Reporting            (9)    Sole Dispositive Power
   Person                                           ----------------------------
    With
                       (10)   Shared Dispositive Power            11,977,699
- ---------------                                        -------------------------

(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person                                          11,977,699
                                                    ----------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   |_|
                                                                          ------

(13)     Percent of Class Represented by Amount in Row (11)
                                            76%
         -----------------------------------------------------------------------
(14)     Type of Reporting Person                    CO
                                 -----------------------------------------------

                               Page 3 of 20 Pages

         This Amendment No. 7 amends,  supplements and restates the Statement on
Schedule 13D, filed with the Securities and Exchange Commission on December 20, 1991, as amended by Amendment Nos. 1 through 6 thereto (the "Schedule 13D"), by Sandoz Biotech Holdings Corporation, a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Sandoz Ltd., a company organized under the laws of Switzerland ("Parent"), with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of SyStemix, Inc., a Delaware corporation (the "Company").

         This Amendment is made principally to amend Item 4 to report the delivery of a letter by Parent to the Board of Directors of the Company on May 23, 1996 in which Parent offered to acquire all the issued and outstanding shares of Common Stock not currently owned by Purchaser for $17.00 per share in cash. Except for certain additional conforming changes, all other items identified below are restated from the Schedule 13D in compliance with the electronic filing requirements of the Securities and Exchange Commission as set forth in Regulation S-T (Reg.ss. 232.101(a)(2)).

Item 1.  Security and Issuer

         Item 1 of the Schedule 13D is hereby amended, supplemented and restated as follows:

         (a) The name of the issuer is SyStemix, Inc., a Delaware corporation, which has its principal executive offices at 3155 Porter Drive, Palo Alto, California 94304.

         (b) The exact  title of the class of equity  securities  to which  this
Schedule 13D relates is Common Stock, par value $.01 per share, of the Company.

Item 2.  Identity and Background

         Item 2 of the Schedule 13D is hereby amended, supplemented and restated as follows:

         (a)-(c) and (f) Purchaser is a Delaware corporation and has not carried on any activities other than in connection with the purchase of securities of the Company. The principal offices of Purchaser are located at 608 Fifth Avenue, New York, New York 10020. Purchaser is an indirect wholly owned subsidiary of Parent.

         Parent is a corporation organized under the laws of Switzerland. Its principal offices are located at Lichtstrasse 35, CH-4002 Basle, Switzerland. The principal business of Parent is the research, development, manufacture and marketing of pharmaceutical, agro, seed and nutrition products. On March 7, 1996, Parent and Ciba-Geigy Ltd. announced that, subject to certain conditions, they would merge and form a new company named Novartis.

         The name, citizenship, business address, principal occupation or employment for each of the directors and executive officers of Purchaser and Parent and certain other information are set forth below.


                               Page 4 of 20 Pages

         Directors and Executive Officers of Parent. The following table sets forth the name, current business address, citizenship and present principal occupation or employment for each director and executive officer of Parent. Unless otherwise indicated, the current business address of each person is Lichtstrasse 35, CH-4002 Basle, Switzerland. Unless otherwise indicated, each such person is a citizen of Switzerland. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent.


                     Name, Citizenship                                    Present Principal Occupation
               and Current Business Address                                       or Employment
               ----------------------------                                       -------------

Board of Directors

Dr. Marc Moret.............................................Chairman.


Hans-Joerg Rudloff.........................................Vice-Chairman; Owner, Marcuard & Company
    (Citizen of Germany)                                   (MC European Capital Holding SA).
    c/o  MC Securities Geneve SA
    84, Rue du Rhone
    CH-1200 Geneva
    Switzerland


Prof. Dr. Duilio Arigoni...................................Director; Professor at Swiss Federal Institute of
    Organic Chemistry Laboratory                           Technology.
    Swiss Federal Institute of Technology
    Universitatstrasse 16
    CH-8092 Zurich
    Switzerland

Fred-Henri Firmenich.......................................Director; Chairman, Firmenich International.
    Firmenich S.A.
    Chemin Bergere
    Meyrin
    CH-1217 Geneva
    Switzerland

Robert Louis Genillard.....................................Director; Retired.
    1, Quai du Mont-Blanc
    CH-1211 Geneva
    Switzerland




                               Page 5 of 20 Pages






Pierre Landolt.............................................Director; Executive Director, Moco Agropecuaria
    Fazenda Tamandua                                       LTDA, Santa Terezinha, Paraiba, Brazil.
    Santa Terezinha-Paraiba
    PB 58772
    Brazil

Dr. Lili Nabholz-Haidegger.................................Director; Member of Swiss Federal Parliament,
    Eidmattstrasse 29                                      Berne, Switzerland.
    CH-8032 Zurich
    Switzerland

Tony R. Reis...............................................Director; Vice-President of IBM Europe.
    Vice President, Europe
    IBM Europe, Tour Pascal
    La Defense F. Suj., Cedex 40
    92075 Paris La Defense
    France


Heinz Schoffler............................................Director; Chairman and Chief Executive Officer,
    Ryf 6                                                  Leofarin AG, Murten, Switzerland.
    CH-3280 Murten
    Switzerland


Daniel C. Wagniere.........................................Director; Head of Sandoz Technology Ltd.


Dr. Jean Wander............................................Director; Tax and Legal Advisor.
    Bollwerk 21
    CH-3000 Berne
    Switzerland

Dr. Urich Oppikofer........................................Secretary.

Group Management

Alexandre F. Jetzer........................................President.

Dr. Raymund Breu...........................................Chief Financial Officer.

Dr. Paul J. Choffat........................................Head of Management Resources, Planning and
                                                           Organization.



                               Page 6 of 20 Pages






Heinz Imhof................................................Head of Agribusiness/MBT Division.

David E. Pyott.............................................Head of Nutrition Division.
    (Citizen of the United Kingdom)

Dr. Daniel L. Vasella......................................Head of Pharmaceuticals Division.

Daniel C. Wagniere.........................................Head of Technology.

Dr. Max Kaufman............................................Secretary.



         Directors and Executive Officers of Purchaser. The following table sets forth the name, current business address, citizenship and present principal occupation or employment for each director and executive officer of Purchaser.
Unless otherwise  indicated,  the current business address of each person is 608
Fifth Avenue, New York, New York 10020. Unless otherwise indicated, each such person is a citizen of the United States of America, and each occupation set forth opposite an individual's name, refers to employment with Purchaser.


                     Name, Citizenship                                    Present Principal Occupation
               and Current Business Address                                      or Employment
               ----------------------------                                      -------------

Edgar John Fullager........................................Chairman and President of Purchaser.
    (Citizen of the United Kingdom)

Robert L. Thompson, Jr.....................................Vice President, General Counsel and Secretary of
                                                           Sandoz Corporation; Director, Vice President and
                                                           Secretary of Purchaser.



         (d) and (e) During the last five years, none of Purchaser or Parent and, to the best knowledge of Purchaser and Parent, none of the persons listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Schedule 13D is hereby amended, supplemented and restated as follows:

         The source of funds to be used to purchase additional shares of Common Stock will come from the general working capital of Parent and in the aggregate is expected to amount to approximately $70 million.

                               Page 7 of 20 Pages

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is hereby amended, supplemented and restated as follows:

         On May 23, 1996, Parent delivered to the Board of Directors of the Company (the "Board") a letter dated May 23, 1996 (the "Proposal Letter") in which Parent offered to acquire through Purchaser in a cash merger transaction (the "Proposed Transaction") all the issued and outstanding shares of Common Stock not currently owned by Purchaser for a purchase price of $17.00 per share. Parent anticipates that upon completion of the Proposed Transaction, Parent will seek to cause the Common Stock to be delisted from trading on the NASDAQ National Market System and to cause the termination of registration of the Common Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"). The Proposal Letter is attached hereto as Exhibit
99.1 and is incorporated herein by reference in its entirety.

         On May 24, 1996, Parent issued a press release relating to the events described above. Such press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference in its entirety.

         Except as set forth herein, Purchaser and its affiliates have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company, (c) a sale or transfer of a material amount of the assets of the Company, (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any material change in the Company's business or corporate structure, (g) any change in the Company's certificate of incorporation or by-laws or other instrument corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of the Company's securities to be deregistered or delisted, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is hereby restated as follows:

         (a) and (b) The number of shares of Common Stock beneficially owned by Parent and Purchaser is now 11,977,699 (including warrants described in Item 6 (the "Warrants") to acquire 1,367,600 shares of Common Stock (the "Warrant
Shares")) and the percentage of the aggregate number of shares outstanding beneficially owned by Parent and Purchaser is now 76%, assuming exercise of the Warrants and no other shares of Common Stock being issued pursuant to options or otherwise. All shares of Common Stock beneficially owned by Parent and Purchaser have shared voting and dispositive power between Parent and Purchaser.

         (c) - (e)  Not Applicable.


                               Page 8 of 20 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 of the Schedule 13D is hereby restated as follows:

         Acquisition Agreement. The Company, Purchaser and Parent are parties to the Acquisition Agreement dated December 16, 1991, as amended January 30, 1995 (the "Acquisition Agreement"), pursuant to which the Purchaser (i) consummated a tender offer for 4,011,684 shares of Common Stock ("Shares") at $70.00 per Share for an aggregate price of $280,817,880 ("Offer") and (ii) immediately after consummation of the Offer purchased from the Company on February 19, 1992, 1,982,143 Shares at $56.00 per Share, for an aggregate purchase price of $111,000,000 (the "Stock Issuance"). When taken together, the Shares purchased pursuant to (i) the Offer, (ii) the Stock Issuance and (iii) the cash-out of employee stock options to purchase an aggregate of 158,315 Shares, in the aggregate, constituted 60% of the then outstanding Shares on a fully diluted basis (including, without limitation, all Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights, in either case, remaining outstanding after the closing).

         The Acquisition Agreement provides that, except as set forth below, during the period (the "Standstill Period") beginning on the date thereof and ending on February 19, 2002 (unless earlier terminated pursuant to the provisions of the Acquisition Agreement), neither Parent nor Purchaser will, and will cause their respective subsidiaries and affiliates, and any person acting on behalf of any of them (together, the "Purchaser Group"), not to: (i) in any manner acquire, agree to acquire, make any proposal to acquire or announce or disclose any intention to make a proposal to acquire, directly or indirectly, any Shares and any other issued and outstanding securities of the Company generally entitled to vote for the election of directors of the Company and other matters for which the holders of Common Stock are entitled to vote ("Voting Securities"), except: (A) pursuant to the Offer in accordance with the terms and conditions of the Acquisition Agreement; (B) the acquisition of the Shares pursuant to the Stock Issuance in accordance with the terms and conditions of the Acquisition Agreement, provided that Purchaser has purchased Shares pursuant to the Offer; (C) in accordance with the terms and conditions of certain stock option agreements entered into in connection with the Acquisition Agreement; and (D) following the closing, pursuant to the Purchaser's "Top-Up Right" (upon any increase in the number of outstanding Shares from the date of closing of the Acquisition Agreement until the seventh anniversary of the closing, Purchaser has the right to subscribe from the Company or purchase in the market additional Shares in order to maintain 60% fully diluted Share ownership of the Company); (ii) propose to enter into, or announce or disclose any intention to propose to enter into, directly or indirectly, any merger or business combination involving the Company or to purchase, directly or indirectly, all or substantially all of the assets of the Company, provided, however, that the foregoing does not act as a limitation or prohibition on Purchaser's ability to propose to license or to license any patent, patent application, technology, proprietary right, trade secret or other right of any kind from the Company; (iii) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Act) to vote, or seek to advise or influence any person with respect to the voting of, any Voting Securities, or become a "participant" in any "election contest" (as such terms are used or defined in Regulation 14A under the Act) relating to the election of directors of the Company; provided, however, that Purchaser shall not be deemed to have engaged in a "solicitation" or to have become a "participant" by reason of the membership of the designees of Purchaser on the Board or by voting its Shares in any such election or by reason of the Company's solicitation of proxies in connection with any annual or special meeting of stockholders of the Company in accordance with the provisions of the Acquisition Agreement; (iv) form, join in or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Act) or otherwise act in

                               Page 9 of 20 Pages
concert with any person, (A) for the purpose of circumventing the provisions of the Acquisition Agreement or (B) other than with other members of the Purchaser Group (to the extent permitted by the Acquisition Agreement), for the purpose of acquiring, holding, voting or disposing of any Voting Securities; or (v) arrange, or participate in the arranging of, financing for the purchase of any Voting Securities by any individual, partnership or other entity.

         The Acquisition Agreement provides that, notwithstanding the provisions set forth in the preceding paragraph, following the third anniversary thereof, Purchaser may make a tender offer for all Shares or Voting Securities or take any of the actions described in clause (ii) in the preceding paragraph, provided that such action satisfies the following additional requirements: (i) if a tender offer, the offer must be a "tender offer" for purposes of, and must be made in compliance with, Section 14(d)(1) of the Act and the rules and regulations promulgated thereunder (or any successor provisions thereto); and
(ii) any tender offer or merger or acquisition proposal must be at a price that is fair to the stockholders of the Company, and must be approved by a majority of the Company's Independent Directors (as defined below).

         The Acquisition Agreement also provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, including, without limitation, following the closing, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as shall give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this provision), multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding, and Parent and Purchaser shall, and shall cause their affiliates and subsidiaries to, vote all Shares directly or indirectly beneficially owned by any of them, and the Company shall, at such time, promptly take all actions necessary to cause Purchaser's designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors, or both. The Acquisition Agreement also provides that such members of the Board designated by the Purchaser shall be divided evenly, as nearly as possible, among the three classes of directors described in the Company's Certificate of Incorporation.

         The Acquisition Agreement further provides that Parent and Purchaser shall, and shall cause their affiliates and subsidiaries to, vote all Shares directly or indirectly beneficially owned by any of them, and the Company shall promptly take all actions necessary to ensure that the Board's membership shall include three "independent" members who are not employees or consultants of the Company, or affiliates of such employees or consultants (the "Independent
Directors"). Parent and Purchaser have agreed that they shall, and that they shall cause their affiliates and subsidiaries to, vote all Shares directly or indirectly beneficially owned by any of them, and the Company has agreed that it shall promptly take all actions necessary, to ensure that any successors to such Independent Directors shall be nominated by the remaining Independent Directors and shall be elected, provided Parent and Purchaser consent to such election, which consent shall not be unreasonably withheld; provided that no such consent shall be required with respect to the re-election of any of the Independent Directors set forth above.

         Stock and Warrant Agreement. On January 30, 1995, Parent, Purchaser and the Company entered into the Stock and Warrant Purchase Agreement, pursuant to which Purchaser purchased from the Company, for an aggregate purchase price of $80,000,000, (i) 4,616,272 Shares and (ii) Warrants to acquire 1,367,600 Warrant Shares. The Warrants are exercisable, in whole or in part, at the option of the holder, until the close of business on February 2, 1998, at an exercise price of $27.50 per Share.

                               Page 10 of 20 Pages

The exercise price is subject to adjustment under certain circumstances specified in the Stock and Warrant Purchase Agreement.

Item 7.  Material to be Filed as Exhibits

         Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following Exhibits:

         Exhibit 24        Power of Attorney.

         Exhibit 99.1 Proposal Letter, dated May 23, 1996, from Parent to the Board offering to acquire Common Stock.

         Exhibit 99.2      Press release issued by Parent on May 24, 1996.



                               Page 11 of 20 Pages

                                    SIGNATURE



                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

May 24, 1996

                                      SANDOZ LTD.


                                      By:  /s/ Robert L. Thompson, Jr.
                                           -------------------------------
                                           Robert L. Thompson, Jr.
                                           Attorney-in-fact


                                      SANDOZ BIOTECH HOLDINGS
                                           CORPORATION


                                      By:  /s/ Robert L. Thompson, Jr.
                                           -------------------------------
                                           Robert L. Thompson, Jr.
                                           Vice President


                               Page 12 of 20 Pages

                                  EXHIBIT INDEX


Exhibit
- -------

  24              Power of Attorney.

  99.1 Proposal Letter, dated May 23, 1996, from Parent to the Board offering to acquire Common Stock.

  99.2            Press release issued by Parent on May 24, 1996.


                               Page 13 of 20 Pages